July 22, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 (the “20-F”) Filed April 21, 2010 File No. 001-15194

Dear Mr. Reynolds:

The Company has received your letter with follow-up comments on the 20-F, dated July 7, 2010.  As requested, this letter confirms the Company’s request for an extension of time to file our response letter and the Staff's approval -- which was orally confirmed yesterday with our external legal counsel, Kevin Kelley, of Gibson, Dunn & Crutcher LLP -- of an extension of the deadline for the company's response to Friday, July 30, 2010.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Attorney-in-fact

By:	/s/ Silvio Jose Morais
Name: Silvio Jose Morais
Title: Attorney-in-fact

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

cc:	Ethan Horowitz Division of Corporation Finance Brian Bhandari Division of Corporation Finance Edwin S. Kim Division of Corporation Finance Kevin Kelley Gibson, Dunn & Crutcher LLP

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526